

June 3, 2011

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Trust II, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital Trust II, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed May 13, 2011**
> **File No. 333-169821**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 of our letter dated February 24, 2011. Please note we will continue to monitor.

Prior Performance Summary, page 141

2. We note your disclosure on page 149 that, although a portion of the ARCT distributions were paid from proceeds received from the offering as the property portfolio has increased, cash flows from operations have improved and in 2010 a greater proportion of cash flows from operations were used to pay distributions than in 2009. Please revise to quantify the amount of distributions paid from offering proceeds in 2009 and 2010. In addition, please quantify the fees waived by ARCT's affiliated advisor and property manager.

Financial Statements, page F-1

3.   It appears your financial statements require updating. Please revise your filing to include updated financial statements.

Prior Performance Tables

Table I, page A-2

4.   We note your footnotes in Table I on page A-2 and Table I on page A-5 that certain mortgage financing has been excluded from the total acquisition costs resulting in different leverage ratios. Please advise.

Table III, page A-10

5.   We note your line items 'Net income (loss) before noncontrolling interests – GAAP Basis' and 'Net income (loss) – GAAP Basis.' These captions do not appear to be consistent with the captions in the applicable Form 10-K. Please revise the captions in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake K. Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
     Proskauer Rose LLP
     Via facsimile (212) 969-2900